

June 11, 2009

Mr. Charles Goodson
Chairman, President, and Chief Executive Officer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom, Suite 6000
Lafayette, Louisiana 70508

> **Re: PetroQuest Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 20, 2009**
> **File No. 333-158446**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated May 20, 2009**
> **File No. 1-32681**

Dear Mr. Goodson:

We have limited our review of your filings to the issues we have addressed in our comments. With the comments that relate to your registration statement on Form S-3, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. With regard to your other filings, please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-3

1.   We note your response to our prior comment 1 and reissue the comment. Please confirm that, in the event you conduct an "at-the-market offering" pursuant to the registration statement that goes effective without naming the underwriter, you will file a post-effective amendment for the purpose of naming the underwriter.

2.   We note your response to our prior comment 2 and reissue the comment. Please revise your disclosure to indicate if the underlying securities are listed *in the fee table*, and to the extent they are not, please revise your fee table to include the underlying securities.

Engineering Comments

10-K for the Fiscal Year Ended December 31, 2008

3.   We have reviewed your response to our prior comments ten and eleven of our letter dated April 29, 2009. Please clarify that although the reserve estimates may have been prepared by third party engineers they are your responsibility. Also, the 10% discount factor is required by FASB in Accounting Standard 69 and not specifically the Commission. Please revise your disclosure as necessary.

4.   We have reviewed your response to prior comment 13. We believe a trend should represent more than just production guidance for the current year, especially since you state that you have materially grown reserves and production since 2003. A decline in your 2009 capital budget will affect future years and not necessarily the current year. We reissue our prior comment 13.

5.   We have reviewed your response to prior comment 14. We understand your issuance of frequent production guidance. However, we believe that if there is a material difference between the reserve report production forecast and actual production in the prior year this should be disclosed along with an explanation of why production guidance is materially different from the forecast in the reserve report. Therefore, we reissue prior comment 14.

6.   We have reviewed your response to prior comment 15. Please confirm that the stated production guidance is the same as the production forecast for 2009 in the 2008 reserve report. If not, we reissue prior comment 15.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Daniel Fournerat
        (337) 232-0044

        Robert Reedy and James Cowen
        (713) 226-6274